CUSIP No. 77587P103	Page 1 of 4 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Rome Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

77587P103
(CUSIP Number)

Charles M. Sprock
100 West Dominick Street
Rome, New York 13440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2008
(Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.
__________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77587P103	Page 2 of 4 Pages

SCHEDULE 13D

NAMES OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles M. Sprock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY
SOURCE OF FUNDS
4
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER
7
367,705

SHARED VOTING POWER
8
7,545
SOLE DISPOSITIVE POWER
9
367,705

SHARED DISPOSITIVE POWER
10
7,545
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
375,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
5.6%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 77587P103	Page 3 of 4 Pages

Item 1. Security and Issuer

          The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.01 per share (the “Common Stock”), of Rome Bancorp, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 West Dominick Street, Rome, New York 13440.

Item 2. Identity and Background

(a)	Name: Charles M. Sprock

(b)	Business Address: 100 West Dominick Street, Rome, New York 13440

(c) Present Occupation:	Chairman, Chief Executive Officer and President of Rome
Bancorp, Inc.

(d)	During the last five years, Mr. Sprock has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Mr. Sprock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration

           Of the 375,250 shares of Rome Bancorp, Inc. Common Stock beneficially owned by Mr. Sprock, 101,180 shares were awarded to him as a participant in the Rome Bancorp, Inc. 2000 and 2006 Retention and Recognition Plans. Mr. Sprock also has vested but unexercised stock options for an additional 59,000 shares of Common Stock. Another 25,310 shares have been acquired by Mr. Sprock over the past nine years as a participant in the Rome Savings Bank Employee Stock Ownership Plan. Another 189,760 shares were purchased directly by Mr. Sprock and his spouse for an approximate cost of $496,000.

Item 4. Purpose of Transaction

           Mr. Sprock has acquired the shares for the purpose of personal long-term investment.

CUSIP No. 77587P103	Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer

           (a-b)      Mr. Sprock beneficially owns 375,250 shares of Common Stock, which represents approximately 5.6% of the outstanding Common Stock of the Issuer. Mr. Sprock maintains sole voting and dispositive power with respect to 308,705 of such shares. Mr. Sprock has beneficial ownership of an additional Common Stock through the ownership of 59,000 vested but unexercised options to purchase such Common Stock. The remaining 7,545 shares of Common Stock beneficially owned by Mr. Sprock are owned by Mr. Sprock’s spouse. Mr. Sprock’s beneficial ownership of the Common Stock of the Issuer exceeded 5.0% of the Issuer’s outstanding Common Stock as a result of stock repurchases by the Issuer and not as a result of any transaction by Mr. Sprock.

           (c)          On February 3, 2009 Mr. Sprock sold 2,600 shares of Common Stock at $7.80 per share. These shares had been previously pledged to collateralize a loan and were sold as a result of a margin call at the discretion of the lending institution/broker.

           (d)          Not applicable.

           (e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.

Item 7. Material Required to Be Filed as Exhibits

            None.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2009

By:	/s/ Charles M. Sprock
Charles M. Sprock